EXHIBIT 99.1

Caledonia acquires option over exploration prospect in Zimbabwe

ST HELIER, Jersey, Dec. 10, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) is pleased to announce that it has entered into an option agreement which gives the Company the exclusive right to explore and subsequently, if exploration is successful and at its sole discretion, acquire the mining claims over the area known as Glen Hume (“Glen Hume”), a property situated in the Gweru mining district in the Zimbabwe Midlands that has historically produced significant quantities of gold.

Caledonia believes that Glen Hume offers significant exploration potential. The agreement covers an area of approximately 350 hectares with substantial evidence of gold mineralisation including historical mining activity. Caledonia has conducted airborne geophysics which indicates attractive exploration targets and has also conducted preliminary metallurgical work indicating favourable grade and recovery. A preliminary contract has been signed with the existing drilling contractor and a drill programme has been put in place.

Caledonia has acquired the right to explore the area for a period of up to 15 months and subsequently, if exploration is successful and at its sole discretion, acquire the mining claims over the area. The total consideration is an initial payment of $2.5 million in cash, followed by a further payment of $2.5 million (payable in cash or shares at the discretion of the vendor) which would be payable should Caledonia decide to exercise its right to acquire the mining claims.

Caledonia has agreed to the payment of a one per cent net smelter royalty (“NSR”) to the vendor on gold it produces from the area. The NSR can subsequently be bought out at Caledonia’s discretion for a lump sum payment of $15 million within the first five years following the acquisition by Caledonia of the claims, or $10 million until the tenth anniversary of operation or $5 million thereafter.

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“As we approach the completion of the Central Shaft, our production is expected to increase by 45 per cent to 80,000 ounces by 2022, we also expect to realise a substantial increase in cashflow as a result of increased production, reduced costs per ounce and lower capital expenditure. This gives us the financial and management capacity to take on new opportunities in Zimbabwe and we are pleased to enter into this option agreement which give us the right to explore and subsequently to acquire mining claims over this property.

“This agreement represents the first step towards our goal of increasing our portfolio and becoming a multi-asset gold producer in Zimbabwe, one of the last gold frontiers in Africa.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are "forward-looking information", "financial outlooks" or "future oriented financial information" (collectively, "forward-looking information") within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development, construction plans, financial and shareholders returns on investment projects. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the completion of construction projects, the proposed benefits from construction projects and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors are cautioned that such information may not be appropriate for other purposes and should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners, contractors and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase, construction activity and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned that the assumptions used in the preparation of such forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, accordingly, they should not place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.